UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40540

Atour Lifestyle Holdings Limited

(Exact name of registrant as specified in its charter)

1st floor, Wuzhong Building,

618 Wuzhong Road, Minhang District,

Shanghai, 201103, People’s Republic of China

(+86) 021-64059928

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release -- Atour Lifestyle Holdings Limited Reports Third Quarter of 2025 Unaudited Financial Results
99.2	Press Release -- Atour Lifestyle Holdings Limited Announces Cash Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atour Lifestyle Holdings Limited

By:	/s/ HAIJUN WANG
	Name:	Haijun Wang
	Title:	Chairman of the Board of Director and Chief Executive Officer

Date: November 25, 2025